UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-38409

Orion Digital Corp.

(formerly Mogo Inc.)

516-409 Granville St.

Vancouver, British Columbia

V6C 1T2, Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F.

☒Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Form 6-K Exhibit Index

Exhibit Number	Document Description
99.1	Audited consolidated financial statements for the years ended ended December 31, 2025 and 2024

99.2	Management’s discussion and analysis for the year ended December 31, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mogo Inc.

Date: March 12, 2026	By:	/s/ Gregory Feller
Name: Gregory Feller
Title: President & Chief Financial Officer